UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

TEJON RANCH CO.

(Exact name of registrant as specified in its charter)

Delaware	77-0196136
(State or other jurisdiction of incorporation or organization of registrant)	(I.R.S. employer identification number)

P.O. Box 1000 Lebec, California	93243
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Warrants (expiring August 31, 2016)	NYSE MKT

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.   ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.   ☐

Securities Act registration statement file number to which this form relates:                     (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

The securities to be registered hereunder are warrants (the “Warrants”) to purchase shares of common stock, par value $0.50 per share (the “Common Stock”), of Tejon Ranch Co. (“Tejon”). Tejon will issue the Warrants on or about August 28, 2013 as a dividend to holders of record of outstanding shares of Common Stock as of August 21, 2013 (the “Record Date”). Holders of shares of Common Stock will be allocated 0.14771 Warrants for each share of Common Stock owned on the Record Date, with the actual number of Warrants issued to each stockholder rounded to the nearest whole number. No cash or other consideration will be payable in respect of any fractional Warrants that are rounded down.

The Warrants will be issued by Tejon pursuant to the Warrant Agreement, dated August 7, 2013 (the “Warrant Agreement”), between Tejon, Computershare, Inc. and Computershare Trust Company, N.A., as Warrant Agent. The following description of the Warrants is not complete and is qualified in its entirety by reference to the complete text of the Warrant Agreement, which is being filed as Exhibit 4.1 to this Registration Statement on Form 8-A and is incorporated herein by reference. The Warrants have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), because the issuance of a dividend in the form of a Warrant is not a sale or disposition of a security or interest in a security for value pursuant to Section 2(a)(3) of the Securities Act. Tejon has applied to list the Warrants on the NYSE MKT for trading under the symbol “TRC WS”.

Each Warrant represents the right to purchase from Tejon one share of Common Stock at an initial exercise price of $40.00 per share, payable in U.S. dollars, and will expire on August 31, 2016, each subject to adjustment as described below under “Anti-dilution and Other Adjustments.” Registration of ownership will be maintained by the Warrant Agent. Tejon will at all times reserve the aggregate number of shares of Common Stock for which the Warrants may be exercised. The Warrants will not be redeemable by Tejon.

All or any part of the Warrants may be exercised prior to 5:00 p.m., New York time, on any Business Day (each day that is not a Saturday, a Sunday or a day on which the New York Stock Exchange is authorized or obligated by law or executive order to close) through the expiration date, by delivering a completed form of exercise notice and payment of the then-current exercise price to the Warrant Agent. Any such delivery that occurs on a day that is not a Business Day or is received after 5:00 p.m., New York time, on any given Business Day shall be deemed received and exercised on the next succeeding Business Day. Upon such delivery, the holder shall be issued such whole number of shares of Common Stock as such holder is entitled to receive. No fractional shares of Common Stock will be issued upon exercise of Warrants. Whenever any fraction of a share of Common Stock would otherwise be required to be issued, the actual issuance will be rounded to the nearest whole share (up or down), with half shares or more being rounded up and fractions below a half of a share being rounded down. The shares of Common Stock issuable upon exercise will be issued by Computershare Trust Company, N.A., Tejon’s transfer agent, through Tejon’s direct registration system for the account of the exercising Warrant holder.

The Warrant Agreement may be amended without the consent of any holder of Warrants for the purpose of curing any ambiguity, correcting or supplementing any defective or inconsistent provision, or to add or change any other provisions as Tejon and the Warrant Agent may deem necessary or desirable. The consent of a majority in interest of the shares of Common Stock issuable upon exercise of all then-outstanding Warrants is required for any amendment that has a material adverse effect on the interests of the holders of Warrants. The consent of each holder of a then-outstanding Warrant affected thereby is required for certain amendments, including any amendment that would modify the terms (including but not limited to certain of the terms described below under “Anti-dilution and Other Adjustments”) upon which the Warrants are exercisable or reducing the percentage required for consent to modification of the Warrant Agreement.

A holder of unexercised Warrants, in his or her capacity as such, is not entitled to any rights of a holder of Common Stock, including, without limitation, the right to vote or to receive any dividends or other distributions.

Tejon has filed a shelf registration statement on Form S-3 with the Securities and Exchange Commission (File No. 333-184367), under which the shares of Common Stock to be issued upon exercise of the Warrants will be registered (the “Shelf Registration Statement”), which has been declared effective. The Warrants will be exercisable only if the Shelf Registration Statement is effective and only if the shares of Common Stock issuable upon exercise are qualified for sale or exempt from qualification under the applicable securities laws of the states or other jurisdictions in which the exercising Warrant holder resides, in each case, as of the time of the applicable exercise. Tejon has agreed in the Warrant Agreement to use its commercially reasonable efforts to cause the Shelf Registration Statement to remain effective until the earlier of (i) such time as all Warrants have been exercised and (ii) the expiration date. Tejon may suspend the availability of the Shelf Registration Statement from time to time for a maximum of 90 days in a given 365-day period, if the Board of Directors of Tejon determines that such a suspension would be necessary to comply with applicable laws and Tejon provides notice to the Warrant Agent.

Anti-dilution and Other Adjustments

The exercise price, the number of shares covered by each Warrant and the number of Warrants outstanding are subject to adjustment from time to time as follows. No single event will trigger more than one adjustment to the extent multiple adjustments would result in duplication.

1.	If Tejon (i) declares a dividend on shares of Common Stock payable in shares of any class of capital stock of Tejon, (ii) subdivides the outstanding shares of Common Stock, (iii) combines the outstanding shares of Common Stock or (iv) issues shares of capital stock in a reclassification of the Common Stock (including any such reclassification in connection with a consolidation or merger in which Tejon is the continuing corporation), the exercise price in effect at the time of the record date or effective date of such event and the number of shares and type of capital stock issuable on such date, will be proportionately adjusted so that the holder of any Warrant exercised thereafter will be entitled to receive the aggregate number of shares and type of capital stock which, if the Warrant had been exercised immediately prior to such date, the holder would have owned upon such exercise and been entitled to receive by virtue of such event.

2.	If Tejon fixes a record date for the issuance of rights, options or warrants to all holders of Common Stock that are not available to holders of Warrants in respect of their Warrants that entitle stockholders, for a period no longer than 45 days from the date of issuance, to subscribe for or purchase Common Stock or securities convertible into or exercisable or exchangeable for Common Stock at a price per share or having a conversion, exercise or exchange price per share less than the Current Market Price (as defined below) on such record date, the Warrant exercise price to be in effect after such record date shall be determined by multiplying the exercise price in effect immediately prior to such record date by a fraction of which (i) the numerator is the number of shares of Common Stock outstanding on such record date plus the number of shares of Common Stock which the aggregate offering price of the total number of shares of Common Stock so to be offered (or the aggregate initial conversion, exercise or exchange price of the convertible, exercisable or exchangeable securities so to be offered) would purchase at such Current Market Price and (ii) the denominator is the number of shares of Common Stock outstanding on such record date plus the number of additional shares of Common Stock to be offered for subscription or purchase (or into which the convertible, exercisable or exchangeable securities so to be offered are initially convertible, exercisable or exchangeable). In the event that such rights or warrants are not ultimately issued, the Warrant exercise price will be adjusted to be the Warrant exercise price which would then be in effect if such record date had not been fixed.

“Current Market Price” is the closing price of the Common Stock for the immediately preceding trading day on the principal national securities exchange or Nasdaq system on which the Common Stock is listed or admitted to trading or, if not listed or admitted to trading on any national securities exchange or Nasdaq system, the average of the reported bid and asked prices on such trading day in the over-the-counter market as furnished by the Pink Sheets LLC, or, if such firm is not then engaged in the business of reporting such prices, as furnished by any similar firm then engaged in such business selected by Tejon, or, if there is no such firm, as furnished by any member of the NASD, Inc. selected by Tejon or, if the Common Stock is not publicly traded, the Current Market Price will be determined in good faith by the Board of Directors.

3.	If Tejon fixes a record date for a dividend or distribution to all holders of Common Stock of indebtedness or assets or subscription rights or warrants (excluding any covered by 1 or 2 above or other dividends paid in cash out of retained earnings), the Warrant exercise price to be in effect after such record date will be determined by multiplying the Warrant exercise price in effect immediately prior to such record date by a fraction of which (i) the numerator is the Current Market Price on such record date, less the fair market value (as determined in good faith by the Board of Directors) of such distribution applicable to one share of Common Stock, and (ii) the denominator is the Current Market Price. In the event that the distribution is not so made, the Warrant exercise price will be adjusted to be the Warrant exercise price which would then be in effect if such record date had not been fixed.

No adjustment to the Warrant exercise price will be made pursuant to the foregoing unless and until it would require an increase or decrease of at least 1% in the Warrant exercise price. However, any adjustments not required to be made shall be carried forward and taken into account in any subsequent adjustment.

Tejon may also adjust the exercise price downward upon advanced written notice to the Warrant Agent to the extent the Board of Directors deems it advisable, provided that such decrease must be in effect for a period of at least ten consecutive Business Days.

Unless Tejon elects to adjust the number of Warrants outstanding as discussed below, upon each adjustment of the Warrant exercise price described in 1, 2 and 3 above, each Warrant outstanding immediately prior to the adjustment will thereafter evidence the right to purchase, at the adjusted Warrant exercise price, that number of shares (calculated to the nearest hundredth) obtained by (i) multiplying (x) the number of shares covered by a Warrant immediately prior to such adjustment by (y) the Warrant exercise price in effect immediately prior to such adjustment and (ii) dividing the product so obtained by the Warrant exercise price in effect immediately after such adjustment. However, Tejon may elect on or after the date of any adjustment to the Warrant exercise price to adjust the number of Warrants rather than the number of shares of Common Stock issuable upon the exercise of a Warrant provide that each Warrant outstanding after such adjustment of the number of Warrants is exercisable for one share of Common Stock. In addition, irrespective of any adjustment or change in the Warrant exercise price or the number of shares of Common Stock issuable upon the exercise of the Warrants, any Warrant certificates previously issued or issued thereafter may continue to express the initial Warrant exercise price and the initial number of shares of Common Stock into which the Warrant was exercisable. Written notice of adjustments will be provided to the holders of Warrants within thirty days after any adjustment.

In the event of certain capital reorganizations, consolidations or mergers of Tejon, holders of Warrants that have not been exercised or otherwise expired, terminated or cancelled, will have the right to receive, upon exercise, the kind and amount of securities, cash and other property receivable by a holder of shares of Common Stock immediately prior to such reorganization, consolidation or merger.

In addition, if the Current Market Price is an amount equal to One Hundred Thirty percent (130%) of the Warrant exercise price then in effect for a period of 20 consecutive trading days then Tejon will have the ability to accelerate the expiration date of the Warrants from August 31, 2016 to a date that is no less than thirty (30) days from the date Tejon takes such action.

Item 2. Exhibits.

Exhibit No.	Description

4.1	Warrant Agreement, dated August 7, 2013, between Tejon Ranch Co., Computershare, Inc. and Computershare Trust Company, N.A.

4.2	Specimen Warrant (included as exhibit 1 to Exhibit 4.1 hereto)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

TEJON RANCH CO.

Date: August 8, 2013	By:	/s/ Allen E. Lyda
Allen E. Lyda Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

4.1	Warrant Agreement, dated August 7, 2013, between Tejon Ranch Co., Computershare, Inc. and Computershare Trust Company, N.A.

4.2	Specimen Warrant (included as exhibit 1 to Exhibit 4.1 hereto)